Exhibit 99.4

INTRODUCTION | ABOUT SASOL | STRATEGIC OVERVIEW | CREATING VALUE | PERFORMANCE | GOVERNANCE AND REWARDS | ADMINISTRATION

OUR DISTINCTIVE VALUE CHAINS

Sasol's unique operating model is 'integrated' in two distinct ways. First, vertically – as we not only turn coal, oil and gas into refined fuels, but we also source a notable proportion of our coal and gas feedstock needs from our own mines and gas fields. Second, horizontally – in that we not only produce refined fuels, but also more specialised chemicals in multiple jurisdictions worldwide.

We are a customer-centric organisation, providing chemical and energy solutions based on our unique proprietary technologies.

BUSINESS MODEL	SASOL CHEMICALS			SASOL ENERGY			SASOL ecoFT Progressing joint venture
SOURCE Feedstock/ utilities	Coal and gas from Energy Operations	Ethane, kerosene and aluminium	Ethylene, kerosene, wax and aluminium	Coal	Natural gas	Crude oil	Sustainable sources of carbon and renewable energy
	Chemicals processes			Coal-to-liquids	Gas-to-liquids	Refining	Power-to-X Power-to-liquids
PRODUCE Leveraging unique technologies	**CHEMICALS AFRICA** SOUTH AFRICA Secunda Sasolburg Durban	**CHEMICALS AMERICA** UNITED STATES Lake Charles, Louisiana Houston, Texas Winnie, Texas Tucson, Arizona	**CHEMICALS EURASIA** GERMANY Brunsbüttel Marl ITALY Terranova Augusta, Sicily Sarroch, Sardinia CHINA Nanjing SLOVAKIA Nováky	**SOUTH AFRICA** SOUTH AFRICA Secunda	**SOUTHERN AFRICA** SOUTH AFRICA (Gas processed) Secunda MOZAMBIQUE (Gas sourced) Maputo, Matola, Ressano Garcia, Chokwe, Temane, Pande, Inhassoro **MIDDLE EAST** QATAR (Gas sourced and processed) Ras Laffan	**NATIONAL PETROLEUM REFINERS OF SOUTH AFRICA (PTY) LTD (NATREF)** SOUTH AFRICA Sasolburg	GLOBALLY
MARKET Supplying customers globally	Advanced Materials Essential Care Chemicals	Base Chemicals Performance Solutions		Fuels Coal	Gas Electricity		Sustainable aviation fuels Low-carbon fuels Sustainable chemicals


Advanced Materials


Base Chemicals


SASOL
REWARDS
Fuels


Gas


Essential Care Chemicals


Performance Solutions


Coal


Electricity

SASOL INTEGRATED REPORT 2023 10